Exhibit 99.5

CONSENT OF Eric Desaulniers

August 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:Nouveau Monde Graphite Inc. (the “Company”)

I, Eric Desaulniers, hereby consent to

1.

the inclusion in this current report on Form 6-K of the Company of the scientific and technical information contained in the Company’s Management Discussion and Analysis for the six-month period ended June 30, 2026 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

2.

the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s the registration statement (No. 333-291778) on Form F-10 incorporating by reference the Company’s Management Discussion and Analysis for the six-month period ended June 30, 2026. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Eric Desaulniers
Eric Desaulniers, CEO